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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Congo Airways Orders Two E195-E2

São José dos Campos, Brazil, January 13, 2021 – Just six months after their first E2 order, Congo Airways has placed a firm order for two E195-E2 jets. This is in addition to their existing two aircraft order for the smaller E190-E2. The four aircraft deal has a total value of USD 272 million at current list prices. This new firm order will be included in Embraer’s 2020 fourth quarter backlog.

Desire Bantu, CEO of Congo Airways said, “We see an opportunity in our market and the crisis we are all facing for Congo Airways to emerge stronger – which is why we are not waiting to place this further order. These new jets will allow us to extend our passenger and cargo operations regionally to high demand destinations such as Cape Town, Johannesburg, and Abidjan. As we prepare for future success, we will have the flexibility, and the right sized, most efficient aircraft, to serve our customers as the market returns.”

“Africa has for too long been thought of as a market of mostly low frequencies and long thin routes. As airlines start ramp up their operations, the E2 family of aircraft is perfectly positioned to right size routes previously operated by narrowbodies, while keeping frequencies and adjusting capacity to new levels,” said Cesar Pereira, vice president of Europe, Middle East and Africa, Embraer Commercial Aviation. “Congo Airways will benefit from the flexibility provided by the common cockpit on the E2 jet family meaning their flight crews can transition seamlessly between variants.”

The E195-E2 will be configured in a dual class 120 seat layout, 12 in business, 108 in economy. An additional 25% capacity when compared to the 96-seat configuration chosen by Congo Airways for their E190-E2s. The E2 deliveries are expected to begin in 2022 with Embraer and Congo Airways continuing to review the potential to anticipate the beginning of the deliveries. There are currently 206 Embraer aircraft operating in Africa with 56 airlines in 29 countries.

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About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations